

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2013

<u>Via E-mail</u>
Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road
Suite 107
Phoenix, AZ 85018

> **Re: First Rate Staffing Corporation**
> **Amendment No. 3 to Form S-1**
> **Filed October 7, 2013**
> **File No. 333-184910**

Dear Mr. Blake:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We have considered your response to comment 1 from our letter dated April 19, 2013, and are unable to agree. We believe the nature of the offering is an indirect primary offering by the company through the selling shareholders to facilitate the creation of a public market in your shares. We note in particular that all non-affiliates are selling all their shares, affiliates are selling a portion of their shares, the nominal proceeds received by the company from the selling shareholders, and the distribution of these shares through these individuals in order to facilitate the creation of a public market in the company's securities. Furthermore, we note that you disclose on the prospectus cover page that the selling shareholders are statutory underwriters. Since the selling shareholders are considered underwriters

selling on behalf of the company, Rule 415(a)(1)(i) is not available for the transaction. Therefore, sales of the securities at market prices may only be registered if Rule 415(a)(1)(x) is available, which it is not. As a result, the offering price of the shares being sold must be fixed for the duration of the offering and the selling shareholders must be identified as underwriters. Please revise your disclosure in the prospectus cover page, prospectus summary, plan of distribution and elsewhere throughout the prospectus.

Description of Securities, page 17

Preferred Stock, page 17

2. We note you have not issued any preferred stock at this time. We also note your statement on page 18 that, "The Company has no plans to issue any other preferred stock…" Please disclose whether the company has any current plans to issue the Series A preferred stock. If not, clarify your reference to having no plans to issue any other preferred stock. Also, if you have no current plans to issue the Series A preferred stock, please explain how the board determined the specific rights and preferences, including the right to 25 votes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

3. You state that the Company has non-recurring or extraordinary charges from time to time, such as the expenses associated with the public offering, attorney's fees and accounting fees. On page 35 you state that expect to incur ongoing costs in completing the initial public in 2013 of approximately $159,000. Additionally, you expect to incur marketing and ongoing public company reporting expenses of approximately $40,000 to $50,000 per year (consisting of corporate governance associated expenses, professional legal and accounting fees). In this regard, while these expenses may be infrequent, they are not unusual and not extraordinary. Revise this characterization to accurately reflect the nature of the expenses associated with the public offering process and ongoing costs of being a public company.

Certain Relationships and Related Transactions, page 40

4. Revise to clarify Messrs. Cassidy and McKillop's status as promoters under Item 404(c) of Regulation S-K.

Selling Shareholders, page 41

5. Please review the footnotes to the selling shareholder table. For example, there are two footnotes (4), and footnote (5), that do not have a corresponding number in the table.

Shares Eligible for Future Sale, page 44

6. We reissue comment 3 in part. Please revise your disclosure to discuss in greater detail the resale restrictions imposed by Rule 144, particularly those in Rule 144(i).

7. We note your disclosure that "There will be 7,000,000 shares outstanding if the maximum number of Shares offered herein are sold." Since the selling shareholders already hold their shares, please remove this statement.

For the Year Ended December 31, 2012 and 2011

Note 2. Basis of Presentation

Revenue Recognition, page F-9

8. We note your response to and reissue comment 11 as we have not been able to locate the revised disclosures you refer to in your response. Revise to describe the accounting policy relating to your employee guarantee policy and non-billable events.

You may contact Christine Adams, Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788, or Kathleen Krebs, Special Counsel at (202) 551-3350, or me at (202) 551-3810 with any other questions

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Via E-mail
        Tony Patel, Esq.
        Lee Cassidy, Esq.
        Cassidy & Associates